Exhibit 99.25

LINEAR GOLD CORP

Linear Gold identifies additional mineralization from drilling at Cerro la Mina, Ixhuatan Project, Mexico

January 9, 2007 - Halifax, Nova Scotia – Linear Gold Corp. (LRR.TSX) is pleased to announce that it has identified additional significant gold, copper, and molybdenum mineralization from drilling at its 100% owned Ixhuatan project in Chiapas, Mexico. The new results are from three recently completed holes drilled at Cerro la Mina, located 1400 metres northeast of the Campamento gold deposit, within the same mineral concession. Highlights from the drilling are as follows:

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Hole IXCM06-10 cut 104 metres grading 1.0 grams per tonne gold from a depth of 14 metres below surface including:

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32.0 metres grading 2.2 grams per tonne gold from a depth of 58 metres in the oxide zone

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42.0 metres grading 1.7 grams per tonne gold, 0.15% copper, and 0.23% molybdenite (MoS2) from a depth of 60 metres.

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Hole IXCM06-10 also displayed increasing metal levels through the bottom of the hole with the last 37.14 metres averaging 0.3 grams per tonne gold, 0.09% copper and 0.05% molybdenite (%MoS2).

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Hole IXCM06-11 cut 8.0 metres grading 1.0 grams per tonne gold as part of a greater 30 metre interval containing 0.5 grams per tonne gold. The hole also bottomed in mineralization with the final 64.6 metres grading 0.4 grams per tonne gold, 0.18% copper and 0.05% molybdenite (MoS2) from 200 to 264.6 metres depth, which includes 0.5 grams per tonne gold, 0.22% copper and 0.10% molybdenite in the final 22.6 metres.

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Hole IXCM06-12 cut 14 metres grading 1.8 grams per tonne gold from a depth of 118 metres and also bottomed in significant mineralization averaging 0.5 grams per tonne gold, 0.14% copper and 0.05% molybdenite (MoS2) from 282 to 320.95 metres depth.

The results from drilling are summarized below:

Drill Hole	From	To	Interval (Metres)	Gold (Grams per tonne)	Silver (Grams per tonne)	Copper %	MoS2%	Comment
IXCM06-10	14	118	104	1.0	5.2	0.11	0.10	Oxide + Sulphide
including	90	116	26	0.4	6.1	0.27	0.04	Copper enriched gold interval
including	60	102	42	1.7	5.9	0.15	0.23	Moly enriched gold interval
including	58	90	32	2.2	5.4	0.04	0.28	Oxide Gold Interval
IXCM06-10	200	206	6	1.3	3.8	0.07	0.08

IXCM06-10	264	301.14	37.14	0.3	0.7	0.09	0.05	Bottomed in mineralization
including	296	298	2	1.6	0.8	0.03	0.06

IXCM06-11	4	34	30	0.5	1.4	0.03	0.00	Oxide + sulphide
Including	26	34	8	1.0	3.4	0.03	0.00

IXCM06-11	200	264.6	64.6	0.4	1.0	0.18	0.05	Bottomed in mineralization
Including	242	264.6	22.6	0.5	1.2	0.22	0.10

IXCM06-12	92	98	6	1.0	0.4	0.0	0.0

IXCM06-12	118	132	14	1.8	1.7	0.05	0.00

IXCM06-12	282	320.95	38.95	0.5	1.0	0.14	0.05	Bottomed in mineralization

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Note: the true thicknesses of the intersections have not yet been determined; intervals in table are based on core lengths.

Cerro la Mina

Hole IXCM06-10 was drilled 50 metres southeast of hole IXCM06-09 at an azimuth of 220 degrees and an inclination of -80 degrees. The hole encountered significant grades of gold, copper, and molybdenum mineralization in the upper part of the hole and also bottomed in a deeper zone of highly anomalous mineralization.  From 14 to 118 metres depth, a 104 metre section of gold mineralization was intersected grading 1.0 grams per tonne gold, including a higher grade oxidized gold zone from 58 to 90 metres that contains 32 metres of 2.2 grams per tonne gold in oxides. Within the greater gold interval, molybdenum occurs both in the oxide and sulphide portions of the hole with a higher grade zone from 60 to 102 metres containing 42 metres of 0.23% molybdenite (MoS2) with values ranging as high as 0.80% molybdenite. Copper mineralization occurs immediately below the oxide zone in a zone of supergene enrichment from 90 to 116 metres containing 26 metres of 0.27% copper. From 146 to 172 metres, a zone of lead silver mineralization was identified assaying 1.2% lead and 88.9 grams per tonne silver over 26 metres.  Disseminated and fracture controlled gold, copper, and molybdenum sulphide mineralization were also observed over the final 61 meters of this hole from 240 to 301 metres associated with quartz-clay alteration. Through the basal 37.14 metres of this hole, metal levels exhibit an increase with the depth of the hole and this final interval averaged 0.3 grams per tonne gold, 0.09% copper and 0.05% molybdenite.

Hole IXCM06-11 was drilled 50 metres to the south of hole IXCM06-09 at an azimuth of 220 degrees and an inclination of -75 degrees. Hole IXCM06-11 was successful intersecting both a near surface zone as well as deeper gold-copper-molybdenum zone through the base of the hole. The upper zone from 4 to 34 metres assayed 0.5 grams per tonne gold over 30 metres, including an 8 metre interval, between 26 and 34 metres, which assayed 1.0 grams per tonne gold. As with IXCM06-10, this hole also displays increasing metal content through the basal section of the core and bottoms in mineralization. Over the final 64.6 metres of the hole, between 200 and 264.6 metres, precious and base metal content increased to  0.4 grams per tonne gold, 0.18% copper and 0.05% molybdenite (MoS2), with the final 22.6 metres grading 0.5 grams per tonne gold, 0.22% copper and 0.10% molybdenite from 242 to 264.6 metres depth.  As in IXCM06-10, this deeper sulphide mineralization is visible as finely disseminated and fracture controlled chalcopyrite and molybdenite with associated quartz clay alteration and local vuggy silica textures. The fracture-controlled mineralization is locally oriented at nearly right angles to the core, suggesting a relatively flat lying zone of mineralization has been encountered.

Hole IXCM06-12 was drilled 95 metres to the southeast of IXCM06-09 at an azimuth of 220 degrees and an inclination of -75 degrees.  As with the previous two holes, IXCM06-12 cut both a higher level interval of gold mineralization and also a deeper zone of gold, copper, and molybdenum mineralization that is present to the end of the hole.  The upper zone from 118 to 132 metres assayed 1.8 grams per tonne gold over 14 metres. The deeper zone of sulphide mineralization with low-grade gold, copper, and molybdenum content occurs to the bottom of the hole from 282 to 320.95 metres depth and averages 0.5 grams per tonne gold, 0.14% copper, and 0.05% molybdenite (%MoS2).  The deeper zone of precious and base metal mineralization in this hole is similar in nature to the previous two holes with associated quartz-clay alteration and local zones of vuggy silica.  However, hole IXCM06-12 also encountered zones of potassic alteration within this deeper interval, and locally a molybdenite-chalcopyrite bearing vein with a potassically altered halo was observed within a porphyritic breccia.

A regular pattern of mineralization is emerging from the early stage drilling at Cerro la Mina.  Nearly all of the holes drilled to date at Cerro la Mina have intersected shallow intervals of oxide and sulphide gold mineralization located within the upper 100 to 120 meters of the drill holes.  Of the last five holes drilled beyond 200 metres depth, all have intersected and bottomed in a deeper zone of gold, copper, and molybdenum sulphide mineralization.  Three distinct targets at Cerro la Mina include:

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a near surface oxide gold zone;

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near surface sulphide zone with high-grade gold-copper- molybdenite,

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a deeper sulphide zone with gold-copper-molybdenum mineralization with increasing grades at depth.

Due to the recognition of increased mineralization cut by the deeper holes in the Cerro La Mina area, a deeper capacity drill rig is scheduled to arrive at the project in mid-January.  A road is being constructed into the area to facilitate the use of deeper drilling equipment, and the road is now 80% complete. Drilling will continue along the 1000 metre long southeast trend of the gold in soils anomaly to test for the continuity of near surface gold, copper and molybdenum mineralization, and the larger capacity drill rig will explore for porphyry-style gold, copper and molybdenum mineralization at depth.

Phil Pyle, Linear’s Vice President of Exploration, states: “We are pleased that the mineralization continues to extend to the southeast along the trend and at depth, and we look forward to the deeper tests of the system where copper, gold, and molybdenum values appear to be increasing.”.

This press release has been prepared under the supervision of Mr. David Rowe, Certified Professional Geologist, who serves as the qualified person for this project under National Instrument 43-101. A map of the project showing the location of all drill holes is available at the company’s website www.lineargoldcorp.com.

All samples were submitted to ALS-Chemex Labs in Guadalajara, Mexico with gold analysed by 50g charge digestion Fire Assay – AA finish with samples greater than 10 grams per tonne analysed by Fire Assay – gravimetric finish. Other metals were analysed by aqua regia digestion with ICP finish.

Linear Gold Corp. is actively exploring for gold and base metals in Mexico, and through a joint venture in the Dominican Republic.

For further information please contact Terry Christopher, Manager Investor Relations, at 1-902-422-1421.

/s/ Wade K.Dawe

Wade K. Dawe, President

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

European Investor Relations contact:

Nick Fuller or Samantha Fletcher

Fuller Fletcher & Associates Ltd

Tel:  +44 207 256 5204

Fax: +44 207 256 5678

2000 Barrington Street ♦ Suite 502 ♦ Halifax, Nova Scotia ♦ B3J 3K1 ♦ Canada
Tel: 902 422 1421 ♦ Fax: 902 491 4281 ♦ Toll Free: 1 866 546 3272 ♦ ww.lineargoldcorp.com